by EDGAR

June 2, 2025

Frank Wyman
Division of Corporation Finance
Office of Life Sciences
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    IDEXX Laboratories, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
Filed February 21, 2025
File No. 000-19271

Dear Mr. Wyman,

IDEXX Laboratories, Inc. (“IDEXX” or the “Company”) is submitting this letter in response to the written comment contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance – Office of Life Sciences (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 21, 2025, relating to the above-referenced filing.

To facilitate the Staff’s review, the text of the Staff’s comment is repeated below prior to the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2024
Notes to Consolidated Financial Statements
Note 17. Segment Reporting, page F-40

1.We note your response to our prior comment. You disclose on page F-40 that foreign currency transaction gains and losses are reported within your “Other operating segment." Please explain in detail how, when you identified your operating segments, you determined foreign currency transaction gains or losses would be included in your “Other operating segment” and not in your operating segments that are reportable. As part of your response, please address the following:
•You indicate in the proposed disclosure in your response that foreign currency transaction gains and losses are centrally managed by your corporate treasury function. Describe the “Other operating segment” in further detail and how foreign currency transactions gains and losses are managed.
•Describe the balance(s) that foreign currency transaction gains and losses are associated with. In this regard, we note your disclosure on page F-40 that “assets are not allocated to segments for internal reporting purposes."
•Tell us how the “Impact from foreign currency” contained in the proposed disclosure in your response was calculated for each reportable segment, and whether the CODM is provided with this information.

IDEXX Response:

The Company respectfully advises the Staff that our “Other operating segment” is the combination of our human medical diagnostic segment (“OPTI Medical”) and our out-licensing arrangements segment. Neither of these segments are considered to be reportable segments because they do not meet the qualitative or quantitative thresholds in ASC 280-10-50-10b (revenue and income from operations for each segment are less than 1% of consolidated totals). Excluded from the segment reporting provided to the CODM are foreign currency transaction gains and losses since these are financial risks rather than operational metrics.

In our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), “Other” included (a) results from the OPTI Medical segment, (b) results from our out-licensing arrangements segment, and (c) foreign currency transaction gains and losses for the entire company. These foreign currency transaction gains and losses arise from monetary assets and liabilities that are denominated in currencies other than the functional currency of the respective subsidiaries. Since assets and liabilities are not allocated to segments for internal reporting purposes and are not included in reviews performed by the CODM for the purpose of assessing segment performance and allocation of resources, the foreign currency transaction gains and losses are also not allocated to the operating segments and our systems and reporting are not structured to identify or allocate foreign currency transaction impacts at the segment level.

Monetary assets and liabilities are primarily comprised of cash, accounts receivable, accounts payable and accrued expenses. The currencies in which receivables are denominated and the associated payment terms granted to the counterparties are generally determined by the Company with consideration to local business practices in the geography in which our respective operating subsidiary resides. The currencies in which liabilities are incurred and the timing of settlements of those liabilities are generally determined by mutually agreed terms with the respective counterparties. The Company’s management evaluates segment operating performance based on revenues, gross profit, and operating income before foreign transaction gains and losses because it helps management understand and evaluate the segments’ core operating results. The Company considers the financial risk of foreign currency transactions as a corporate item and our overall cash inflows and outflows are centrally managed by our corporate treasury function based on the expected timing of cash receipts and payments, planned investing and financing activities of the Company, and assessment of financial risks and mitigation efforts, in order to optimize liquidity and the use of excess cash, and to mitigate currency and other relevant risks.

In future filings we will clarify our disclosure that previously appeared on page F-40 of our Form 10-K, to state that we do not allocate foreign transaction gains and losses to our operating segments. In addition, wherever we disclose “Other results of operations” such as the table on page 54 of our Form 10-K for the year ended December 31, 2024, we will clarify that this includes the results from our non-reportable segments and consolidated foreign transaction gains and losses.

In the table provided within our response dated April 30, 2025, foreign currency transaction gains and losses were allocated to reportable segments in proportion to their respective foreign-sourced revenues for the relevant periods. Since assets and liabilities are not allocated to segments for internal reporting purposes and are not included in reviews performed by the CODM for purposes of assessing segment performance or allocation of resources, we chose this methodology to apportion the foreign currency transaction gains and losses in order to reconcile consolidated income from operations to the amounts we present as segment income from operations in MD&A. The CODM is not regularly provided with this information. Upon further consideration the Company will revise this proposed disclosure in future periodic filings commencing with the Form 10-Q for the period ended June 30, 2025, to reconcile total consolidated GAAP income from operations to total reportable segment operating income from operations as presented in MD&A. See below for our proposed disclosure using financial information from the years ended December 31, 2024 and 2023.

The Company will also include similar disclosures in our future quarterly earnings press releases regarding the Company’s results of operations furnished on Form 8-K.

If you should have any further questions, please contact the undersigned at andrew-emerson@idexx.com.

Sincerely,

/s/ Andrew Emerson
Andrew Emerson
Executive Vice President, Chief Financial Officer and Treasurer

cc:    Ms. Angela Connell, Office of Life Sciences, Division of Corporation Finance, U.S. Securities and Exchange Commission
Ms. Sharon E. Underberg, Executive Vice President, General Counsel and Corporate Secretary

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